Exhibit 99.1

RISE Education Announces Management Change

BEIJING, August 13, 2021 – RISE Education Cayman Ltd (“RISE” or the “Company”) (NASDAQ: REDU), a leading education service provider that focuses on the development of cognitive and aptitude training for young children in China, today announced that Ms. Haiping Yan has decided to resign from her role as the Company’s independent director due to personal reasons.

About RISE Education

RISE Education Cayman Ltd (“RISE” or the “Company”) (NASDAQ: REDU) is a leading education service provider that focuses on the development of cognitive and aptitude training for young children facilitated by an integrated Online-Merge-Offline (OMO) teaching approach model. Since its establishment in 2007, RISE has focused on building a holistic education system that helps children develop well-rounded skills and cultivate their talents with vision, motivation and innovation.

The Company’s mission is to create an aptitude education ecosystem that specializes in early child development, cognitive thinking, and aptitude training. Through digital transformation and continuous upgrading of its business and operations, RISE consists of five brands – RISE English, an aptitude training brand for students above six years old; Hiyeah, a brand focusing on social interaction and emotional development of children between three to eight years old; WhySTEAM, a brand focusing on STEAM-oriented aptitude development for children under eight years old; RISE Study Tour, a brand for students’ comprehensive practical aptitude development; and The Edge, a premium brand for academic tutoring, test preparation and admissions consulting services, please visit http://ir.risecenter.com/.

For investor and media inquiries, please contact:

Aaron Li

RISE Education

Email: riseir@rdchina.net

Tel: +86 (10) 8559-9191

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